		UNITED STATES			OMB APPROVAL
OMB Number: . . . . . 3235-0058
		SECURITIES AND EXCHANGE COMMISSION			Expires:	October 31, 2018
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		FORM 12b-25				SEC FILE NUMBER

		Commission file number 1-13163 NOTIFICATION OF LATE FILING				CUSIP NUMBER

(Check one):
	[ ] Form 10-K	[ ] Form 20-F	[ ✓] Form 11-K	[ ] Form 10-Q	[ ] Form 10-D	[ ] Form N-SAR
[ ] Form N-CSR
For Period Ended: December 31, 2015
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_____________________________________________________________________________________________________________________

PART I — REGISTRANT INFORMATION

Yum! Brands, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1441 Gardiner Lane
Address of Principal Executive Office (Street and Number)

Louisville, KY 40213
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 11-K for the year ended December 31, 2015 (the “2015 Form 11-K”) of the Plan cannot be filed within the prescribed time period without unreasonable effort or expense because of unanticipated delays in the collection, compilation and review of information required for the completion of Form 11-K. The Registrant intends that the 2015 Form 11-K to be filed within the time frame mandated by Rule 12b-25.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

David E. Russell	502	874-8300
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

[✓] Yes	[ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

[ ] Yes	[✓] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Yum! Brands, Inc. 401(k) Plan
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 29, 2016	/s/ David E. Russell
Vice President, Finance and Corporate Controller
(Principal Accounting Officer)